MAG Silver Corp

For Immediate Release

January 26, 2007

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

OR DISSEMINATION IN THE UNITED STATES.

MAG Silver Raises Additional Funding

Vancouver, B.C… MAG Silver Corp. (“MAG” or the “Company”) has agreed to issue 210,000 units from the Company on a non-brokered private placement basis at an issue price of $7.25 per unit, representing an aggregate offering of $1,522,500. Net proceeds will provide additional funding for the Company’s pro-rata 44% share of future exploration expenditures on the Company’s Juanicipio Joint Venture with Industrias Peñoles S.A. de C.V., will allow for accelerated exploration of the Company’s other Mexican projects, and provide the Company with a strong working capital position.

Each unit will consist of one common share and one half of one common share purchase warrant. Each full warrant will be exercisable at a price of $10.00 for one additional common share of the Company until 12 months from the date this offering is closed. Closing is expected to occur on or near February 13, 2007, subject to regulatory approval and customary closing conditions. The Company will pay a cash finders’ fee on closing equal to 6.0% of the gross proceeds from the offering. All securities issued by way of this placement will be subject to a four-month hold period.

The offering described herein has not been registered under the U.S. Securities Act of 1933, as amended, and the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities, in any State in which such offer, solicitation or sale would be unlawful.

About MAG Silver Corp ( www.magsilver.com )

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

ON BEHALF OF THE BOARD OF

MAG SILVER CORP

"Frank R. Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.